UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2012

Financial Results

for the Six Months

ended September 30, 2012

-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Page

Financial Highlights for the Six Months ended September 30, 2012

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and results of operations, and investors’ decisions.

Sumitomo Mitsui Financial Group

Financial Highlights for the Six Months ended September  30, 2012

1. Income Analysis

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
			Change
Gross banking profit	1	786,723	(32,792)	819,515
Excluding gains (losses) on bonds	2	669,444	(25,709)	695,153
Gross domestic profit	3	533,397	(17,803)	551,200
Excluding gains (losses) on bonds	4	502,535	(33,532)	536,067
Net interest income	5	406,302	(25,295)	431,597
Trust fees	6	989	322	667
Net fees and commissions	7	91,702	(3,447)	95,149
Net trading income	8	(125)	(2,970)	2,845
Net other operating income	9	34,528	13,588	20,940
Gains (losses) on bonds	10	30,862	15,729	15,133
Gross international profit	11	253,326	(14,988)	268,314
Excluding gains (losses) on bonds	12	166,909	7,823	159,086
Net interest income	13	68,467	13,500	54,967
Net fees and commissions	14	49,426	(4,301)	53,727
Net trading income	15	49,969	(38,066)	88,035
Net other operating income	16	85,462	13,879	71,583
Gains (losses) on bonds	17	86,416	(22,812)	109,228
Expenses (excluding non-recurring losses)	18	(358,073)	(3,464)	(354,609)
Personnel expenses	19	(133,297)	(1,898)	(131,399)
Non-personnel expenses	20	(206,408)	(1,079)	(205,329)
Taxes	21	(18,367)	(487)	(17,880)
Banking profit (before provision for general reserve for possible loan losses)	22	428,650	(36,256)	464,906
Excluding gains (losses) on bonds	23	311,371	(29,173)	340,544
Provision for general reserve for possible loan losses	24	-	-	-
Banking profit	25	428,650	(36,256)	464,906
Gains (losses) on bonds	26	117,278	(7,084)	124,362
Non-recurring gains (losses)	27	(154,121)	(86,790)	(67,331)
Credit costs	28	(14,426)	764	(15,190)
Gains on reversal of reserve for possible loan losses	29	38,790	26,815	11,975
Recoveries of written-off claims	30	22	(275)	297
Gains (losses) on stocks	31	(133,603)	(87,498)	(46,105)
Gains on sale of stocks and other securities	32	20,168	7,708	12,460
Losses on sale of stocks and other securities	33	(3,841)	(2,758)	(1,083)
Losses on devaluation of stocks and other securities	34	(149,930)	(92,447)	(57,483)
Other non-recurring gains (losses)	35	(44,904)	(26,596)	(18,308)
Ordinary profit	36	274,528	(123,046)	397,574
Extraordinary gains (losses)	37	(2,332)	(2,860)	528
Gains (losses) on disposal of fixed assets	38	(669)	(2,530)	1,861
Losses on impairment of fixed assets	39	(1,662)	(330)	(1,332)
Income before income taxes	40	272,195	(125,908)	398,103
Income taxes - current	41	(68,771)	(53,562)	(15,209)
Income taxes - deferred	42	36,282	128,593	(92,311)
Net income	43	239,706	(50,876)	290,582

Total credit cost (24+28+29+30)	44	24,385	27,302	(2,917)
Provision for general reserve for possible loan losses	45	56,032	3,578	52,454
Write-off of loans	46	(12,474)	(564)	(11,910)
Provision for specific reserve for possible loan losses	47	(17,402)	23,180	(40,582)
Losses on sales of delinquent loans	48	(1,952)	1,328	(3,280)
Provision for loan loss reserve for specific overseas countries	49	160	57	103
Recoveries of written-off claims	50	22	(275)	297

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2012	Change	Sep. 30, 2011
Consolidated gross profit	1	1,371,811	49,923	1,321,888
Net interest income	2	679,782	21,080	658,702
Trust fees	3	1,023	328	695
Net fees and commissions	4	400,969	7,214	393,755
Net trading income	5	122,423	(21,950)	144,373
Net other operating income	6	167,612	43,251	124,361
General and administrative expenses	7	(721,839)	(28,064)	(693,775)
Credit costs	8	(58,545)	(15,189)	(43,356)
Write-off of loans	9	(55,086)	(16,040)	(39,046)
Provision for specific reserve for possible loan losses	10	-	-	-
Provision for general reserve for possible loan losses	11	-	-	-
Other credit costs	12	(3,458)	851	(4,309)
Gains on reversal of reserve for possible loan losses	13	5,168	(8,950)	14,118
Recoveries of written-off claims	14	5,365	4,118	1,247
Gains (losses) on stocks	15	(132,873)	(120,742)	(12,131)
Equity in earnings (losses) of affiliates	16	5,670	46,317	(40,647)
Other income (expenses)	17	(6,576)	(5,725)	(851)
Ordinary profit	18	468,180	(78,313)	546,493
Extraordinary gains (losses)	19	(3,147)	(2,033)	(1,114)
Gains (losses) on disposal of fixed assets	20	(1,172)	(1,592)	420
Losses on impairment of fixed assets	21	(2,258)	(698)	(1,560)
Income before income taxes and minority interests	22	465,032	(80,346)	545,378
Income taxes - current	23	(109,059)	(59,201)	(49,858)
Income taxes - deferred	24	36,919	155,016	(118,097)
Income before minority interests	25	392,892	15,470	377,422
Minority interests in net income	26	(61,853)	1,811	(63,664)
Net income	27	331,039	17,281	313,758
Note:

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)	28	(48,012)	(20,023)	(27,989)

Reference:				(Billions of yen)
Consolidated net business profit	29	598.8	37.4	561.4
Note:	Consolidated net business profit = (SMBC’s non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
	- (Internal transactions (dividends, etc.))

	Number of consolidated subsidiaries and affiliates

		Sep. 30, 2012	Change	Mar. 31, 2012
Consolidated subsidiaries	30	321	(16)	337
Equity method affiliates	31	44	1	43

Sumitomo Mitsui Financial Group

2. Banking Profit per Employee / Overhead Ratio

SMBC non-consolidated		(Millions of yen, %)
	Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
		Change
Banking profit (before provision for general reserve for possible loan losses)	428,650	(36,256)	464,906
Per employee (thousands of yen)	18,516	(1,405)	19,921
Banking profit	428,650	(36,256)	464,906
Per employee (thousands of yen)	18,516	(1,405)	19,921
Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	311,371	(29,173)	340,544
Per employee (thousands of yen)	13,450	(1,142)	14,592

Overhead ratio	45.5	2.2	43.3

Notes	1.	Employees include executive officers (other than board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.
	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
	Three months ended Jun. 30, 2012	Three months ended Sep. 30, 2012		Change
Yield on interest earning assets (A)			1.11	(0.06)	1.17
Interest earned on loans and bills discounted (C)	1.55	1.55	1.55	(0.02)	1.57
Interest earned on securities			0.57	(0.01)	0.58
Total cost of funding (including expenses) (B)			0.89	0.00	0.89
Cost of interest bearing liabilities			0.11	(0.01)	0.12
Interest paid on deposits, etc. (D)	0.05	0.05	0.05	(0.01)	0.06
Interest paid on other liabilities			0.29	0.10	0.19
Expense ratio			0.78	0.01	0.77
Overall interest spread (A) - (B)			0.22	(0.06)	0.28
Interest spread (C) - (D)	1.50	1.50	1.50	(0.01)	1.51

4. Gains (Losses) on Securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
		Change
Gains (losses) on bonds	117,278	(7,084)	124,362
Gains on sales	131,792	973	130,819
Losses on sales	(7,710)	(5,424)	(2,286)
Gains on redemption	0	-	0
Losses on redemption	(6,802)	(2,632)	(4,170)
Losses on devaluation	-	-	-

Gains (losses) on stocks	(133,603)	(87,498)	(46,105)
Gains on sales	20,168	7,708	12,460
Losses on sales	(3,841)	(2,758)	(1,083)
Losses on devaluation	(149,930)	(92,447)	(57,483)

Sumitomo Mitsui Financial Group

5. Unrealized Gains (Losses) on Securities

SMBC non-consolidated								(Millions of yen)

	Sep. 30, 2012					Mar. 31, 2012
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

		(a)	(a) - (b)	Gains	Losses		(b)	Gains	Losses
Held-to-maturity purpose	5,581,511	68,349	447	68,349	-	5,163,764	67,902	67,993	90
Stocks of subsidiaries and affiliates	2,310,325	(33,068)	(11,569)	579	33,648	2,324,041	(21,499)	622	22,122
Other securities	32,493,079	223,938	(165,044)	526,164	302,225	35,440,979	388,982	672,572	283,590
Stocks	2,062,309	101,779	(126,674)	352,048	250,269	2,250,672	228,453	466,871	238,418
Bonds	24,817,002	104,333	(23)	109,409	5,075	26,306,672	104,356	109,504	5,148
Others	5,613,767	17,825	(38,347)	64,706	46,881	6,883,634	56,172	96,196	40,024
Other money held in trust	4,144	(47)	(1)	-	47	5,805	(46)	-	46
Total	40,389,060	259,171	(176,167)	595,093	335,921	42,934,589	435,338	741,188	305,850
Stocks	3,162,094	81,855	(135,294)	352,628	270,772	3,472,964	217,149	467,494	250,345
Bonds	30,398,514	172,683	424	177,759	5,075	31,470,436	172,259	177,497	5,238
Others	6,828,452	4,632	(41,298)	64,706	60,074	7,991,189	45,930	96,196	50,266

Reference:	Outstanding balance and amount sold of stocks in Other securities

		(Billions of yen)		(Billions of yen)
	Sep. 30, 2012	Mar. 31, 2012		Six months ended Sep. 30, 2012
Balance sheet amount	2,062.3	2,250.7
Acquisition cost	1,960.5	2,022.2	Amount sold	Approx. 11.0

Consolidated							(Millions of yen)
	Sep. 30, 2012					Mar. 31, 2012
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

		(a)	(a) - (b)	Gains	Losses		(b)	Gains	Losses
Held-to-maturity purpose	5,702,531	69,668	484	69,674	5	5,286,267	69,184	69,288	103
Other securities	34,362,311	297,931	(177,053)	601,055	303,123	37,558,730	474,984	746,928	271,943
Stocks	2,101,283	127,398	(144,063)	369,822	242,424	2,406,170	271,461	490,074	218,613
Bonds	26,109,366	115,011	3,196	120,934	5,922	27,684,484	111,815	118,164	6,348
Others	6,151,660	55,522	(36,186)	110,298	54,776	7,468,076	91,708	138,689	46,981
Other money held in trust	21,611	(47)	(1)	-	47	22,430	(46)	-	46
Total	40,086,453	367,553	(176,569)	670,729	303,175	42,867,429	544,122	816,216	272,093
Stocks	2,101,283	127,398	(144,063)	369,822	242,424	2,406,170	271,461	490,074	218,613
Bonds	31,800,996	184,680	3,682	190,605	5,925	32,957,653	180,998	187,444	6,445
Others	6,184,173	55,474	(36,188)	110,301	54,826	7,503,605	91,662	138,697	47,034

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses), which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts recognized as of September 30, 2012 and March 31, 2012 are 133 million yen in losses and 196 million yen in gains, respectively, in the statements of income.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets.” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

Sumitomo Mitsui Financial Group

6. Balance of Securities, Classified by Maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2012					Mar. 31, 2012

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	9,681.5	17,083.8	3,520.6	112.6	30,398.5	7,578.2	21,001.7	2,825.0	65.6	31,470.5
Japanese government bonds	9,206.8	15,282.3	2,984.6	48.8	27,522.6	7,294.1	18,895.4	2,283.4	-	28,472.9
Japanese local government bonds	42.5	123.1	0.7	0.0	166.3	6.0	218.7	4.5	0.0	229.2
Japanese corporate bonds	432.2	1,678.4	535.3	63.8	2,709.7	278.1	1,887.6	537.1	65.6	2,768.4
Others	434.8	2,705.2	867.8	676.2	4,683.9	382.4	4,709.7	300.2	470.9	5,863.2
Total	10,116.3	19,789.0	4,388.3	788.9	35,082.5	7,960.6	25,711.4	3,125.2	536.5	37,333.7

7. Overview of Derivative Transactions (under Deferred Hedge Accounting)

SMBC non-consolidated							(Billions of yen)
	Sep. 30, 2012				Mar. 31, 2012
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	170.6	100.8	69.8	(2.5)	103.6	66.2	37.4	(36.4)
Currency swaps	436.7	10.8	425.8	(19.0)	288.7	10.1	278.6	(7.2)
Others	2.6	0.3	2.4	166.2	3.1	0.6	2.5	132.0
Total	609.9	111.9	498.0	144.7	395.4	76.9	318.5	88.4

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.

	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (under deferred hedge accounting), classified by maturity

(Billions of yen)

	Sep. 30, 2012				Mar. 31, 2012

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	4,573.1	13,262.9	7,644.0	25,480.1	5,351.6	12,797.4	5,922.6	24,071.6
Receivable floating rate / payable fixed rate	1,441.2	4,438.4	6,189.5	12,069.1	1,368.6	4,693.8	5,533.2	11,595.6
Receivable floating rate / payable floating rate	20.0	13.9	-	33.9	20.0	9.3	-	29.3

Total	6,034.3	17,715.2	13,833.6	37,583.0	6,740.2	17,500.5	11,455.8	35,696.5

Sumitomo Mitsui Financial Group

8. Employee Retirement Benefits

(1) Projected benefit obligation

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
			Change
Projected benefit obligation*	(A)	843,362	(2,837)	846,199
<Discount rate>		<2.5%>	< - >	<2.5%>
Fair value of plan assets*	(B)	802,733	5,594	797,139
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	204,033	5,712	198,321
Unrecognized prior service cost (deductible from the obligation)*	(E)	(4,538)	4,951	(9,489)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	249,200	(7,671)	256,871
* As of the beginning of the period

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
			Change
Projected benefit obligation*	(A)	990,449	14,178	976,271
Fair value of plan assets*	(B)	902,254	18,999	883,255
Reserve for employee retirement benefits*	(C)	45,911	1,307	44,604
Prepaid pension cost*	(D)	212,221	4,224	207,997
Unrecognized prior service cost (deductible from the obligation)*	(E)	(6,624)	3,741	(10,365)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	261,128	(5,647)	266,775
* As of the beginning of the period

(2) Pension expenses

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
			Change
Pension expenses		18,378	(4,635)	23,013
Service cost		8,928	65	8,863
Interest cost on projected benefit obligation		10,542	(35)	10,577
Expected returns on plan assets		(12,879)	(351)	(12,528)
Amortization of unrecognized prior service cost		(2,475)	-	(2,475)
Amortization of unrecognized net actuarial gain (loss)		13,921	(4,370)	18,291
Others		341	56	285

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2012		Six months ended Sep. 30, 2011
			Change
Pension expenses		25,940	(4,302)	30,242

Sumitomo Mitsui Financial Group

9. BIS Capital Ratio

Consolidated			(Billions of yen, %)
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	[Preliminary] (a)	(a) - (b)	(a) - (c)	(b)	(c)
(1) Capital ratio	17.63	0.70	0.46	16.93	17.17
Tier I ratio	13.18	0.90	0.14	12.28	13.04
(2) Tier I	6,506.3	234.0	134.5	6,272.3	6,371.8
(3) Tier II	2,588.3	(182.8)	223.9	2,771.1	2,364.4
(4) Deduction	390.5	(9.1)	44.9	399.6	345.6
(5) Total capital (2) + (3) - (4)	8,704.1	60.3	313.5	8,643.8	8,390.6
(6) Risk-weighted assets	49,344.8	(1,698.4)	484.2	51,043.2	48,860.6
(7) Required capital (6) X 8%	3,947.6	(135.9)	38.8	4,083.5	3,908.8

SMBC consolidated
Capital ratio (BIS Guidelines)	20.90	1.27	1.37	19.63	19.53

SMBC Non-consolidated
Capital ratio (BIS Guidelines)	23.05	1.14	1.59	21.91	21.46

10. ROE
Consolidated					(%)
	Six months			FY3/2012	Six months
	ended Sep. 30, 2012 (a)	(a) - (b)	(a) - (c)	(b)	ended Sep. 30, 2011 (c)
ROE (denominator: Total stockholders’ equity)	12.8	2.4	0.2	10.4	12.6

Note:
ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (183 days (365 days)))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

11.	Balance of Problem Assets, Classified by Financial Reconstruction Act and Self-Assessment, and Write-Offs / Reserves

SMBC non-consolidated, as of Sep. 30, 2012

*1	Includes amount of direct reduction totaling 342.3 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards. (Bankrupt/Effectively Bankrupt Borrowers: 14.8 billion yen, Potentially Bankrupt Borrowers: 23.4 billion yen)
*3	Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].
*5	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

12. Risk-Monitored Loans

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2012 (a)						Mar. 31, 2012 (b)		Sep. 30, 2011 (c)
			(a) - (b)		(a) - (c)
		Ratio		Ratio		Ratio		Ratio		Ratio
Bankrupt loans	66,541	0.1	9,038	0.0	15,270	0.0	57,503	0.1	51,271	0.1
Non-accrual loans	767,080	1.4	(49,625)	0.0	12,538	0.1	816,705	1.4	754,542	1.3
Past due loans (3 months or more)	12,896	0.0	2,365	0.0	(1,996)	0.0	10,531	0.0	14,892	0.0
Restructured loans	255,231	0.5	(3,081)	0.0	3,964	0.1	258,312	0.5	251,267	0.4
Total	1,101,750	2.0	(41,303)	0.0	29,777	0.1	1,143,053	2.0	1,071,973	1.9

Total loans (period-end balance)	55,833,002	100.0	(578,490)		(1,215,888)		56,411,492	100.0	57,048,890	100.0

Amount of direct reduction	304,950		9,042		(53,614)		295,908		358,564

Consolidated	(Millions of yen, %)

	Sep. 30, 2012 (a)						Mar. 31, 2012 (b)		Sep. 30, 2011 (c)
			(a) - (b)		(a) - (c)
		Ratio		Ratio		Ratio		Ratio		Ratio
Bankrupt loans	80,481	0.1	6,263	0.0	10,026	0.0	74,218	0.1	70,455	0.1
Non-accrual loans	1,110,981	1.8	(34,366)	0.0	41,176	0.1	1,145,347	1.8	1,069,805	1.7
Past due loans (3 months or more)	24,221	0.0	1,719	0.0	(2,066)	0.0	22,502	0.0	26,287	0.0
Restructured loans	495,378	0.8	(67,504)	(0.1)	31,106	0.1	562,882	0.9	464,272	0.7
Total	1,711,063	2.8	(93,888)	(0.1)	80,242	0.2	1,804,951	2.9	1,630,821	2.6

Total loans (period-end balance)	61,734,839	100.0	(985,760)		(1,259,067)		62,720,599	100.0	62,993,906	100.0

Amount of direct reduction	597,028		953		(64,119)		596,075		661,147

13. Reserve for Possible Loan Losses and Reserve Ratio

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2012 (a)						Mar. 31, 2012 (b)		Sep. 30, 2011 (c)
			(a) - (b)		(a) - (c)
		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio
Reserve for possible loan losses	617,955	56.09	(71,260)	(4.21)	(52,203)	(6.43)	689,215	60.30	670,158	62.52
General reserve	380,840		(58,694)		(45,165)		439,534		426,005
Specific reserve	237,102		(12,405)		(6,882)		249,507		243,984
Loan loss reserve for specific overseas countries	13		(160)		(155)		173		168

Amount of direct reduction	342,316		7,416		(73,098)		334,900		415,414

Consolidated	(Millions of yen, %)

	Sep. 30, 2012 (a)						Mar. 31, 2012 (b)		Sep. 30, 2011 (c)
			(a) - (b)		(a) - (c)
		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio
Reserve for possible loan losses	917,905	53.65	(61,028)	(0.59)	(92,940)	(8.33)	978,933	54.24	1,010,845	61.98
General reserve	539,886		(53,452)		(82,069)		593,338		621,955
Specific reserve	377,984		(7,432)		(10,362)		385,416		388,346
Loan loss reserve for specific overseas countries	34		(144)		(509)		178		543

Amount of direct reduction	678,788		(7,083)		(97,188)		685,871		775,976

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

14. Problem Assets Based on the Financial Reconstruction Act and the Coverage

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	147,460	13,099	21,184	134,361	126,276
Doubtful assets	717,994	(61,647)	(482)	779,641	718,476
Substandard loans	268,127	(717)	1,968	268,844	266,159
Total (A)	1,133,582	(49,265)	22,670	1,182,847	1,110,912
Normal assets	62,608,579	114,989	(365,407)	62,493,590	62,973,986
Total (B)	63,742,162	65,725	(342,737)	63,676,437	64,084,899
Problem asset ratio (A/B)	1.78	(0.08)	0.05	1.86	1.73

Amount of direct reduction	342,316	7,416	(73,098)	334,900	415,414

Note: Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	1,001,452	(62,323)	(334)	1,063,775	1,001,786
Reserve for possible loan losses* (D)	316,532	(18,681)	(15,251)	335,213	331,783
Amount recoverable by guarantees, collateral and others (E)	684,920	(43,641)	14,918	728,561	670,002
* Sum of general reserve for substandard loans and specific reserve

					(%)
Coverage ratio (C) / (A)	88.34	(1.59)	(1.84)	89.93	90.18
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	114.93	(4.93)	(5.71)	119.86	120.64

					(%)
Reserve ratio to unsecured assets (D) / (A - E)	70.55	(3.24)	(4.70)	73.79	75.25
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	137.73	(13.98)	(14.26)	151.71	151.99

Consolidated		(Millions of yen, %)
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	259,123	(547)	1,393	259,670	257,730
Doubtful assets	977,191	(40,440)	58,400	1,017,631	918,791
Substandard loans	515,194	(65,157)	15,230	580,351	499,964
Total (A)	1,751,510	(106,143)	75,024	1,857,653	1,676,486
Normal assets	68,864,601	(961,533)	(661,027)	69,826,134	69,525,628
Total (B)	70,616,111	(1,067,676)	(586,003)	71,683,787	71,202,114
Problem asset ratio (A/B)	2.48	(0.11)	0.13	2.59	2.35

(Millions of yen)

	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	1,426,211	(93,569)	(3,813)	1,519,780	1,430,024
Reserve for possible loan losses (D)	417,483	(29,335)	(3,390)	446,818	420,873
Amount recoverable by guarantees, collateral and others (E)	1,008,728	(64,234)	(423)	1,072,962	1,009,151

(%)

Coverage ratio (C) / (A)	81.43	(0.38)	(3.87)	81.81	85.30
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	110.00	(0.46)	(10.49)	110.46	120.49

(%)

Reserve ratio to unsecured assets (D) / (A - E)	56.21	(0.73)	(6.86)	56.94	63.07
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	123.58	(1.17)	(27.89)	124.75	151.47

Sumitomo Mitsui Financial Group

15. Results of Off-Balancing of Problem Assets

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2012	Change in the six months ended Sep. 30, 2012			Sep. 30, 2012
			Problem assets newly classified during the six months ended Sep. 30, 2012	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	134.4	13.1	16.0	(2.9)	147.5
Doubtful assets	779.6	(61.6)	120.7	(182.3)	718.0

Total	914.0	(48.5)	136.7	(185.2)	865.5

Result of measures connected to off-balancing (*1)	63.6				94.7

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(8.4)
	Reconstructive disposition			(7.1)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(22.3)
	Direct write-offs			1.1
	Others			(148.5)
		Collection/repayment, etc.		(92.3)
		Improvement in debtors’ performance		(56.2)
	Total			(185.2)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2.  “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

16. Loan Portfolio, Classified by Industry

(1) Loans and bills discounted, classified by industry

SMBC Non-consolidated						(Millions of yen, %)
	Sep. 30, 2012				Mar. 31, 2012		Sep. 30, 2011
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding Japan offshore banking account)	46,093,175	100.0	(1,124,780)	(2,795,480)	47,217,955	100.0	48,888,655	100.0
Manufacturing	5,443,015	11.8	(258,232)	(499,215)	5,701,247	12.1	5,942,230	12.2
Agriculture, forestry, fisheries and mining	100,341	0.2	(33,488)	(19,910)	133,829	0.3	120,251	0.2
Construction	693,852	1.5	(20,889)	(65,969)	714,741	1.5	759,821	1.6
Transportation, communications and public enterprises	3,879,858	8.4	(108,286)	210,871	3,988,144	8.5	3,668,987	7.5
Wholesale and retail	3,629,841	7.9	(61,501)	(93,663)	3,691,342	7.8	3,723,504	7.6
Finance and insurance	5,791,230	12.5	(37,395)	141,540	5,828,625	12.3	5,649,690	11.6
Real estate and goods rental and leasing	6,257,164	13.6	71,493	46,690	6,185,671	13.1	6,210,474	12.7
Various services	3,127,078	6.8	(70,043)	(174,720)	3,197,121	6.8	3,301,798	6.7
Municipalities	953,667	2.1	4,039	(36,128)	949,628	2.0	989,795	2.0
Others	16,217,124	35.2	(610,479)	(2,304,978)	16,827,603	35.6	18,522,102	37.9
Overseas offices and Japan offshore banking accounts	9,739,826	100.0	546,290	1,579,591	9,193,536	100.0	8,160,235	100.0
Public sector	33,672	0.3	(13,969)	2,103	47,641	0.5	31,569	0.4
Financial institutions	736,029	7.6	111,225	133,073	624,804	6.8	602,956	7.4
Commerce and industry	8,197,777	84.2	369,282	1,255,611	7,828,495	85.2	6,942,166	85.1
Others	772,347	7.9	79,752	188,806	692,595	7.5	583,541	7.1
Total	55,833,002	-	(578,490)	(1,215,888)	56,411,492	-	57,048,890	-

Risk-Monitored Loans						(Millions of yen, %)
	Sep. 30, 2012				Mar. 31, 2012		Sep. 30, 2011
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding Japan offshore banking account)	1,041,184	100.0	(22,977)	55,548	1,064,161	100.0	985,636	100.0
Manufacturing	121,109	11.6	(559)	35,196	121,668	11.4	85,913	8.7
Agriculture, forestry, fisheries and mining	3,106	0.3	(2)	(830)	3,108	0.3	3,936	0.4
Construction	55,285	5.3	(21,065)	(16,894)	76,350	7.2	72,179	7.3
Transportation, communications and public enterprises	170,750	16.4	22,048	40,502	148,702	14.0	130,248	13.2
Wholesale and retail	143,876	13.8	(9,587)	16,467	153,463	14.4	127,409	12.9
Finance and insurance	10,942	1.1	(2,647)	(1,880)	13,589	1.3	12,822	1.3
Real estate and goods rental and leasing	302,846	29.1	(4,833)	10,713	307,679	28.9	292,133	29.7
Various services	144,626	13.9	(7,409)	(21,589)	152,035	14.3	166,215	16.9
Municipalities	-	-	-	-	-	-	-	-
Others	88,642	8.5	1,080	(6,135)	87,562	8.2	94,777	9.6
Overseas offices and Japan offshore banking accounts	60,565	100.0	(18,327)	(25,772)	78,892	100.0	86,337	100.0
Public sector	-	-	-	-	-	-	-	-
Financial institutions	150	0.2	(3,031)	(2,907)	3,181	4.0	3,057	3.5
Commerce and industry	60,415	99.8	(15,295)	(22,864)	75,710	96.0	83,279	96.5
Others	-	-	-	-	-	-	-	-
Total	1,101,750	-	(41,303)	29,777	1,143,053	-	1,071,973	-

Sumitomo Mitsui Financial Group

(2) Problem assets based on the Financial Reconstruction Act classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2012				Mar. 31, 2012	Sep. 30, 2011
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding Japan offshore banking account)	1,064,098	71.5	(30,294)	52,835	1,094,392	1,011,263
Manufacturing	125,560	80.1	(1,473)	34,832	127,033	90,728
Agriculture, forestry, fisheries and mining	3,111	71.8	(6)	(843)	3,117	3,954
Construction	55,753	69.9	(23,171)	(19,302)	78,924	75,055
Transportation, communications and public enterprises	171,204	69.7	22,353	40,368	148,851	130,836
Wholesale and retail	150,528	70.1	(9,828)	16,539	160,356	133,989
Finance and insurance	11,764	51.1	(2,664)	(1,911)	14,428	13,675
Real estate and goods rental and leasing	308,399	79.2	(9,077)	11,452	317,476	296,947
Various services	146,941	54.9	(7,737)	(22,176)	154,678	169,117
Municipalities	-	-	-	-	-	-
Others	90,833	100.0	1,310	(6,125)	89,523	96,958
Overseas offices and Japan offshore banking accounts	69,484	63.5	(18,970)	(30,164)	88,454	99,648
Public sector	-	-	-	-	-	-
Financial institutions	888	83.4	(2,752)	(2,629)	3,640	3,517
Commerce and industry	68,595	63.5	(16,218)	(27,536)	84,813	96,131
Others	-	-	-	-	-	-
Total	1,133,582	70.6	(49,265)	22,670	1,182,847	1,110,912
Notes	1. Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

SMBC non-consolidated	(Millions of yen)
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	15,018,297	(187,846)	(174,036)	15,206,143	15,192,333
Housing loans	14,147,681	(189,129)	(172,507)	14,336,810	14,320,188
Self-residential purpose	11,140,802	(55,786)	64,608	11,196,588	11,076,194
Other consumer loans	870,616	1,284	(1,528)	869,332	872,144

(4) Loans to small- and medium-sized enterprises, etc.

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	32,716,309	(514,417)	(247,125)	33,230,726	32,963,434
Ratio to total loans	71.0	0.6	3.6	70.4	67.4
Note: Outstanding balance does not include loans at overseas offices and Japan offshore banking accounts.

Sumitomo Mitsui Financial Group

17. Loan Portfolio, Classified by Country

SMBC Non-consolidated

(1) Loans to specific overseas countries

	(Millions of yen)
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Loan balance	105	(1,540)	(1,506)	1,645	1,611
Number of countries	3	(1)	(1)	4	4

(2) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2012				Mar. 31, 2012		Sep. 30, 2011
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Asia	3,287,870	31.6	184,695	606,698	3,103,175	31.3	2,681,172	30.4
Indonesia	136,280	1.3	14,802	33,528	121,478	1.2	102,752	1.2
Thailand	381,106	3.7	58,779	79,769	322,327	3.2	301,337	3.4
Korea	272,906	2.6	8,066	50,839	264,840	2.7	222,067	2.5
Hong Kong	898,122	8.6	58,968	146,624	839,154	8.5	751,498	8.5
China	227,325	2.2	26,838	91,339	200,487	2.0	135,986	1.6
Singapore	741,001	7.1	(4,225)	94,499	745,226	7.5	646,502	7.3
India	242,804	2.4	(14,443)	33,400	257,247	2.6	209,404	2.4
Others	388,322	3.7	35,910	76,700	352,412	3.6	311,622	3.5
Oceania	718,420	6.9	38,252	131,785	680,168	6.9	586,635	6.7
North America	2,935,636	28.2	20,515	328,233	2,915,121	29.4	2,607,403	29.6
Central and South America	964,531	9.3	(16,607)	23,418	981,138	9.9	941,113	10.7
Brazil	135,706	1.3	(27,344)	(13,171)	163,050	1.7	148,877	1.7
Panama	573,462	5.5	(22,286)	(9,971)	595,748	6.0	583,433	6.6
Others	255,362	2.5	33,023	46,560	222,339	2.2	208,802	2.4
Western Europe	1,543,528	14.8	225,527	359,619	1,318,001	13.3	1,183,909	13.4
Eastern Europe	393,540	3.8	40,690	104,331	352,850	3.5	289,209	3.3
Russia	360,325	3.5	45,246	108,861	315,079	3.1	251,464	2.9
Others	33,215	0.3	(4,555)	(4,530)	37,770	0.4	37,745	0.4
Others	559,888	5.4	(3,752)	39,395	563,640	5.7	520,493	5.9
Total	10,403,416	100.0	489,322	1,593,479	9,914,094	100.0	8,809,937	100.0
Note: Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2012				Mar. 31, 2012	Sep. 30, 2011
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Overseas offices and Japan offshore banking accounts	69,484	63.5	(18,970)	(30,164)	88,454	99,648
Asia	8,030	67.0	3,070	(12,290)	4,960	20,320
Oceania	-	-	(3,023)	-	3,023	-
North America	23,595	69.0	(13,657)	(7,292)	37,252	30,887
Central and South America	2,928	57.1	2,458	2,477	470	451
Western Europe	6,605	59.4	(5,565)	(12,760)	12,170	19,365
Eastern Europe	150	83.4	(642)	(664)	792	814
Others	28,173	61.6	(1,611)	365	29,784	27,808

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

18. Balance of Deposits and Loans

SMBC non-consolidated

(1) Balance of deposits and loans

(Millions of yen, %)

	Six months ended Sep. 30, 2012 (a)			FY3/2012	Six months ended Sep. 30, 2011 (c)
		(a) - (b)	(a) - (c)	(b)
Deposits (period-end balance)	75,153,961	(650,127)	2,218,241	75,804,088	72,935,720
Deposits (average balance)	73,705,639	140,167	1,288,034	73,565,472	72,417,605
Domestic units	66,005,508	1,114,551	1,692,174	64,890,957	64,313,334
Loans (period-end balance)	55,833,002	(578,490)	(1,215,888)	56,411,492	57,048,890
Loans (average balance)	55,804,685	(853,578)	(112,787)	56,658,263	55,917,472
Domestic units	44,492,114	(1,840,375)	(2,353,555)	46,332,489	46,845,669
Note: Deposits do not include “negotiable certificates of deposit.”

(2) Balance of deposits, classified by type of depositor
(Millions of yen)
	Sep. 30, 2012 (a)			Mar. 31, 2012 (b)	Sep. 30, 2011 (c)
		(a) - (b)	(a) - (c)
Domestic deposits	69,564,038	(726,629)	2,182,402	70,290,667	67,381,636
Individual	38,122,115	425,380	958,041	37,696,735	37,164,074
Corporate	31,441,923	(1,152,009)	1,224,361	32,593,932	30,217,562

Notes	1.	The figures above exclude “negotiable certificates of deposit” and Japan offshore banking accounts.

	2.	The figures above are after adjustment on interoffice accounts in transit. Previously released figures for March 31, 2012 and September 30, 2011, on before-adjustment basis, have been adjusted retrospectively.

Reference						(Billions of yen)
	Sep. 30, 2012 (a)			Mar. 31, 2012 (b)		Sep. 30, 2011 (c)
		(a) - (b)	(a) - (c)
Balance of investment trusts	2,520.9	(214.9)	(84.2)	2,735.8		2,605.1
Balance to individuals	2,226.3	(195.2)	(88.0)	2,421.5		2,314.2
Note:		Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

				(Billions of yen	)
	Six months ended Sep. 30, 2012 (a)		Six months ended Sep. 30, 2011 (b)	FY3/2012
		(a) - (b)
Sales of investment trusts to individuals	336.5	(249.3)	585.8	971.8

Sales of Pension-type insurance	58.4	(36.5)	94.8	176.6

Sumitomo Mitsui Financial Group

19. Number of Directors and Employees

SMBC non-consolidated

	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Directors and auditors*1	28	4	2	24	26
Executive officers*2	57	(2)	(4)	59	61
Employees*3	22,921	235	(200)	22,686	23,121
*1 Include those of SMFG.

*2 Exclude board members.

*3 Include overseas local staff but exclude executive officers, contract employees, and temporary staff. Number of employees is reported on the basis of full-time workers.

20. Number of Offices

SMBC non-consolidated
	Sep. 30, 2012			Mar. 31, 2012	Sep. 30, 2011
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic branches*1	437	-	3	437	434
Domestic sub-branches and agents*2	158	(2)	(4)	160	162
Overseas branches	15	-	-	15	15
Overseas sub-branches	12	2	5	10	7
Overseas representative offices	9	(1)	(3)	10	12
*1 Branches specialized in receiving money transfers, controlling ATMs in convenience stores, and international business operations are excluded.

*2 Number of SMBC’s bank agents.

Reference:
Sumitomo Mitsui Banking Corporation Europe Limited	5	-	-	5	5
Sumitomo Mitsui Banking Corporation (China) Limited	13	1	1	12	12

Sumitomo Mitsui Financial Group

21. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

							(Billions of yen)	Reference: Temporary differences
SMBC Non-consolidated
				Sep. 30, 2012	Change from Mar. 31, 2012	Change from Sep. 30, 2011	Mar. 31, 2012	Sep. 30, 2012
(a) Total deferred tax assets		(b-c)	1	379.5	11.3	(49.2)	368.2
	(b) Subtotal of deferred tax assets		2	950.5	(35.2)	(274.1)	985.7	2,576.2
	Reserve for possible loan losses		3	197.3	(22.1)	(38.7)	219.4	539.0
	Write-off of loans		4	95.0	3.6	(24.8)	91.4	256.8
	Taxable write-off of securities		5	448.8	12.3	(120.0)	436.5	1,254.5
	Reserve for employee retirement benefits		6	48.7	(2.0)	(8.3)	50.7	134.6
	Depreciation		7	5.4	0.4	(0.1)	5.0	14.7
	Reserve for possible losses on investments		8	11.7	8.1	6.2	3.6	33.0
	Net unrealized losses on other securities		9	43.3	(7.5)	(25.0)	50.8	121.4
	Net deferred losses on hedges		10	8.5	(8.4)	(1.5)	16.9	24.0
	Net operating loss carryforwards		11	19.1	(17.4)	(57.9)	36.5	-
	Others		12	72.7	(2.2)	(4.0)	74.9	198.2
	(c) Valuation allowance		13	571.0	(46.5)	(224.9)	617.5
(d)	Total deferred tax liabilities		14	132.3	(50.5)	1.7	182.8	370.6
	Gain on securities contributed to employee retirement benefits trust		15	36.2	-	(5.2)	36.2	101.8
	Net unrealized gains on other securities		16	81.4	(47.2)	9.1	128.6	228.8
	Net deferred gains on hedges		17	-	-	-	-	-
	Others		18	14.7	(3.3)	(2.2)	18.0	40.0
Net deferred tax assets (Balance sheet amount)		(a-d)	19	247.2	61.8	(50.9)	185.4
	Amount corresponding to the deferred tax assets shown in line 10	(*1)	20	8.5	(8.4)	(1.5)	16.9	24.0
	Amount corresponding to the deferred tax liabilities shown in line 16	(*2)	21	(73.6)	34.0	(8.6)	(107.6)	(224.0)
	Net deferred tax assets excluding the amount shown in line 20 and 21		22	312.3	36.2	(40.8)	276.1	826.2

Consolidated
(e)	Net deferred tax assets		23	419.1	68.9	(114.7)	350.2
(f)	Tier I capital		24	6,506.3	234.0	134.5	6,272.3
	Net deferred tax assets / Tier I capital	(e/f)	25	6.4%	0.8%	(2.0)%	5.6%

*1	Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. (ASBJ Guidance No.8 “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet”)

*2	Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 “Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets”)

*3	The effective income tax rate for calculation of deferred tax assets and deferred tax liabilities is 37.94% for the temporary differences that are considered to be reversible during FY3/2013 to FY3/2015, and 35.57% for the temporary differences that are considered to be reversible after April 1, 2015 and thereafter.

Sumitomo Mitsui Financial Group

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria	Practical Guideline, examples (4) proviso

With regard to temporary differences that are considered reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (*).

(*)JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

(b) Period for Future Taxable Income to be estimated	5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

			(Billions of yen	)
			Estimates of next 5 years		[Basic Policy]
	Banking profit (before provision for general reserve for possible loan losses)	1	3,659.2		(1)	Estimate when the temporary differences will be reversed
A	Income before income taxes	2	1,958.7		(2)	Conservatively estimate the taxable income before adjustments for the next 5 years
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2012)	3	202.7			(a)	Rationally make earnings projection for the next five years, based on internal management plans.
C	Taxable income before adjustments (A+B)	4	2,161.4			(b)	Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.
						(c)	Add the necessary adjustments if any.
	Deferred tax assets corresponding to taxable income before adjustments	5	797.4		(3)	Calculate and record the amount of “deferred tax assets” by multiplying effective tax rate and the taxable income before adjustments estimated above.

Reference: Income of final return before deducting operating loss carryforwards for the last 5 years

					(Billions of yen)
	FY3/2008	FY3/2009	FY3/2010	FY3/2011	FY3/2012	1st half FY3/2013
Income of final return before deduction of operating loss carryforwards	746.7	350.4	615.7	637.8	310.3	185.2

Notes	1.	(Income of final return before deduction of operating loss carryforwards)
		= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)
	2.	The figures for September 30, 2012 were estimated in interim closing.

Sumitomo Mitsui Financial Group

22. Earnings Forecast for FY3/2013

(1) Earnings

Consolidated	(Billions of yen)
	FY3/2013		FY3/2012
	Forecast	Change	Result
Ordinary profit	830.0	(105.6)	935.6
Net income	540.0	21.5	518.5

Reference:
SMBC non-consolidated	(Billions of yen)
	FY3/2013		FY3/2012
	Forecast	Change	Result
Gross banking profit	1,490.0	(42.5)	1,532.5
Expenses	(720.0)	(0.5)	(719.5)
Banking profit (before provision for general reserve for possible loan losses)	770.0	(43.0)	813.0
Total credit cost	(80.0)	(21.4)	(58.6)
Ordinary profit	490.0	(205.3)	695.3
Net income	400.0	(78.0)	478.0

(2) Dividends
			(Yen)
	FY3/2013		FY3/2012
	Interim	Annual (Forecast)	Result
Dividend per share for common stock	50	100	100

Reference:	(Billions of yen)
Total dividend	70.5	141.0	138.7

Sumitomo Mitsui Financial Group

Reference 1: FY3/2013 Management Policy and 1H, FY3/2013 Performance

Management and financial objectives of medium-term management plan (FY3/2012-2014, announced May 2011)

Management objectives

- ✓ Aim for top quality in strategic business areas
- ✓ Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment

Financial objectives

- ✓ To improve and seek a balance between financial soundness, profitability and growth

FY3/2013 management policy: Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions

✓ "Development of international business" and "synergies between SMBC and SMBC Nikko" continue to be our growth drivers, while focusing on the "3Cs"

Strengthen initiatives in strategic business areas

Financial consulting for retail customers
- Expand product line-up in securities intermediary business, reinforce insurance business at SMBC
- Grow marketing function for business owners by leveraging financial consultants assigned to corporate business offices
- Promote collaboration between SMBC and SMBC Consumer Finance

Tailor-made solutions for corporate clients
- Strengthen responsiveness to customers by reorganizing marketing framework and optimizing staff allocation
- Effectively accommodate diversified and sophisticated financing needs of clients from the planning stage

Commercial banking in emerging markets, especially Asia
- Promote collaboration between domestic and overseas offices and between business units to further support clients
- Reinforce growing businesses including infrastructure finance and trade finance
- Secure stable foreign-currency funding sources to accommodate an increase of overseas assets

Broker-dealer/ Investment banking
- Promote collaboration between SMBC and SMBC Nikko in areas including investment banking and sales of investment products
- Strengthen cross-border M&A and other advisory services by leveraging alliance with Moelis & Company

Non-asset businesses (payment & settlement services and asset management)
- Strengthen planning and marketing functions of transaction services business by establishing Transaction Business Planning Department and Transaction Business Division
- Promote collaboration between overseas alliance partners and our group companies in asset management business

Establish a solid financial base and corporate infrastructure

Extend best practice in management throughout the SMFG group
- Diversify and enhance business portfolio, promote collaboration among group companies, and reinforce internal management system

Develop corporate infrastructure to support growing international network
- Reinforce corporate infrastructure for sustainable growth including profitability management, risk management, and human resource development

Maximize operational efficiency
- Pursue operational efficiency by, for example, reinforcing front-line sections and streamlining headquarters

1H, FY3/2013 performance

Overview of 1H, FY3/2013 financial performance

SMBC non-consolidated

- Gross banking profit — In comparison with the business plan, Marketing units: in line; Treasury unit: exceeded
- Total credit cost — Recorded net reversal mainly due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions
- Gains (losses) on stocks — Incurred net losses from a decline in stock prices
- Net income — Exceeded May forecast mainly due to a decrease of valuation allowance associated with deferred tax assets

SMFG consolidated

- Net income — Exceeded May forecast mainly due to good results of group companies, including SMBC Consumer Finance

	(JPY bn)	1H, FY3/2013	YOY change	Change from May 2012 forecast
SMBC non-consolidated	Gross banking profit	786.7	(32.8)	+ 56.7
	Marketing Units	580.0	(4.4)	
	Expenses	358.0	+ 3.4	(2.0)
	Banking profit*1	428.7	(36.2)	+ 58.7
	Total credit cost	(24.4)	(27.3)	(54.4)
	Gains (losses) on stocks	(133.6)	(87.5)	
	Net income	239.7	(50.9)	+ 39.7
SMFG consolidated	Net income	331.0	+ 17.3	+ 81.0

Progress of strategic initiatives

● Development of international business
- Established three marketing offices in emerging markets, mainly in Asia, increased overseas headcount and reinforced human resource development
- Further promoted infrastructure finance and trade finance
- Completed acquisition of aircraft leasing business from The RBS Group and commenced its operation as SMBC Aviation Capital
- Diversified and enhanced foreign-currency funding sources, by issuing USD denominated senior bonds to overseas institutional investors and AUD denominated senior bonds to domestic individual investors

● Synergies between SMBC and SMBC Nikko
- Released an on-line account linkage service called "Bank and Trade" (Oct. 2012)
- Strengthened cooperation between SMBC and SMBC Nikko, including in asset management business
- Established capability for handling cross-border M&A
- Reinforced internal management system

● Consumer finance business
- SMFG made Promise a wholly owned subsidiary in April 2012; Promise was renamed SMBC Consumer Finance in July 2012
- SMBC sold its share in ORIX Credit to ORIX
- SMBC Consumer Finance agreed with BTMU to dissolve Mobit joint venture, with the loan business being transferred to SMBC Consumer Finance

"3Cs" Management principles

Team SMFG, Team SMBC

- Cross Selling
- Credit Control
- Cost Control

Progress towards financial targets in the medium-term management plan (FY3/2012-2014)

	FY3/2011	1H, FY3/2013	FY3/2014 targets
Core Tier I ratio (pro forma)			
Basel III fully loaded basis	above 6%	around 7.5%	8%
Basel III transitional basis	above 8%	around 9.5%	-
Consolidated net income RORA	0.8%	1.2%*3	0.8%
Consolidated overhead ratio	52.5%	51.7%	50%-55%
SMBC non-consolidated overhead ratio	45.6%	45.5%	45%-50%
Overseas banking profit ratio*2	23.3%	30.7%	30%

*2 Based on the medium-term management plan assumed exchange rate of 1USD=JPY85 for FY3/2012 to FY3/2014 *3 Annualized

Sumitomo Mitsui Financial Group

Reference 2: Exposure to Securitized Products
1. Securitized Products	Managerial accounting basis

Consolidated								(Billions of yen)
	September 30, 2012						March 31, 2012

	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
		Change from Mar. 2012	Overseas	Change from Mar. 2012		Change from Mar. 2012		Overseas

Cards	80.5	31.1	80.5	31.1	0.4	0.1	49.4	49.4	0.2

CLO	0.5	(0.2)	0.5	(0.2)	1.4	(0.1)	0.7	0.7	1.5

CMBS	12.0	(7.4)	7.0	(0.4)	0.5	(0.1)	19.4	7.4	0.6

RMBS, etc.	0.1	(0.0)	0.1	(0.0)	0.1	(0.0)	0.1	0.1	0.1

Total	93.1	23.5	88.1	30.5	2.3	(0.1)	69.6	57.6	2.4

Notes	1.	There is no amount of ABCP.

	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Transactions with Monoline Insurance Companies (Credit derivatives)

Consolidated	(Billions of yen)

	September 30, 2012				March 31, 2012

	Net exposure	Change from Mar. 2012	Amount of reference assets	Change from Mar. 2012	Net exposure	Amount of reference assets
Exposure to CDS transactions with monoline insurance companies	1.9	(1.1)	154.6	(81.5)	3.0	236.1

3. Leveraged Loans

Consolidated					(Billions of yen)
	September 30, 2012				March 31, 2012

	Loans	Change from Mar. 2012	Undrawn commitments	Change from Mar. 2012	Loans	Undrawn commitments
Europe	113.8	(37.4)	17.3	(3.3)	151.2	20.7
Japan	183.2	52.2	23.1	0.9	131.0	22.3
United States	58.6	(16.9)	59.1	8.0	75.6	51.1
Asia (excluding Japan)	56.1	(5.9)	5.3	(0.4)	62.0	5.7
Total	411.8	(8.0)	104.9	5.1	419.8	99.8
Note: Reserves for possible loan losses do not include general reserve for possible loan losses against normal borrowers.

4. Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients.

Consolidated			(Billions of yen)
	September 30, 2012				March 31, 2012

	Notional amount		Overseas		Notional amount	Overseas
		Change from Mar. 2012		Change from Mar. 2012
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	461.2	(138.7)	209.2	(21.7)	599.9	230.9

Reference: In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 43.4 billion yen.

5. Others

We have no securities issued by Structured Investment Vehicles.

Sumitomo Mitsui Financial Group

Reference 3: Financial Statements of SMBC

1. Condensed Balance Sheet

SMBC non-consolidated	(Millions of yen)

	September 30, 2012 (A)	September 30, 2011 (B)	Change (A-B)	March 31, 2012 (C)	Change (A-C)
Assets
Cash and due from banks	6,163,479	5,921,393	242,086	6,618,725	(455,246)
Call loans	391,110	269,714	121,396	526,068	(134,958)
Receivables under resale agreements	135,025	166,947	(31,922)	203,768	(68,743)
Receivables under securities borrowing transactions	859,735	366,757	492,978	726,677	133,058
Bills bought	14,264	3,379	10,885	21,171	(6,907)
Monetary claims bought	619,433	536,171	83,262	626,146	(6,713)
Trading assets	4,221,406	4,107,326	114,080	3,777,835	443,571
Money held in trust	5,528	8,451	(2,923)	7,253	(1,725)
Securities	39,926,969	34,815,840	5,111,129	42,441,134	(2,514,165)
Loans and bills discounted	55,833,002	57,048,890	(1,215,888)	56,411,492	(578,490)
Foreign exchanges	1,163,896	1,066,060	97,836	1,024,074	139,822
Other assets	2,141,885	2,302,040	(160,155)	1,981,695	160,190
Tangible fixed assets	719,785	706,611	13,174	730,939	(11,154)
Intangible fixed assets	154,787	141,762	13,025	154,892	(105)
Deferred tax assets	247,223	298,140	(50,917)	185,428	61,795
Customers’ liabilities for acceptances and guarantees	4,488,875	3,980,133	508,742	4,299,577	189,298
Reserve for possible loan losses	(617,955)	(670,158)	52,203	(689,215)	71,260
Reserve for possible losses on investments	(32,970)	(13,642)	(19,328)	(10,195)	(22,775)
Total assets	116,435,483	111,055,823	5,379,660	119,037,469	(2,601,986)
Liabilities
Deposits	75,153,961	72,935,720	2,218,241	75,804,088	(650,127)
Negotiable certificates of deposit	10,556,395	9,263,133	1,293,262	8,588,746	1,967,649
Call money	1,705,571	1,366,341	339,230	1,877,900	(172,329)
Payables under repurchase agreements	920,359	449,938	470,421	562,867	357,492
Payables under securities lending transactions	2,637,544	995,390	1,642,154	4,539,644	(1,902,100)
Commercial paper	1,406,266	364,808	1,041,458	1,193,249	213,017
Trading liabilities	3,855,614	3,625,324	230,290	3,503,085	352,529
Borrowed money	2,748,237	6,426,298	(3,678,061)	5,181,294	(2,433,057)
Foreign exchanges	369,807	322,842	46,965	341,400	28,407
Short-term bonds	13,000	37,999	(24,999)	19,999	(6,999)
Bonds	4,137,134	3,699,434	437,700	4,215,610	(78,476)
Due to trust account	513,582	283,126	230,456	443,723	69,859
Other liabilities	2,029,113	1,760,262	268,851	2,693,465	(664,352)
Reserve for employee bonuses	10,352	10,549	(197)	10,798	(446)
Reserve for executive bonuses	-	-	-	609	(609)
Reserve for point service program	1,168	1,522	(354)	2,503	(1,335)
Reserve for reimbursement of deposits	6,935	6,988	(53)	9,854	(2,919)
Deferred tax liabilities for land revaluation	39,335	44,959	(5,624)	39,385	(50)
Acceptances and guarantees	4,488,875	3,980,133	508,742	4,299,577	189,298
Total liabilities	110,593,255	105,574,775	5,018,480	113,327,806	(2,734,551)
Net assets
Capital stock	1,770,996	1,770,996	-	1,770,996	-
Capital surplus	2,481,273	2,481,273	-	2,481,273	-
Capital reserve	1,771,043	1,771,043	-	1,771,043	-
Other capital surplus	710,229	710,229	-	710,229	-
Retained earnings	1,470,306	1,201,154	269,152	1,255,108	215,198
Other retained earnings	1,470,306	1,201,154	269,152	1,255,108	215,198
Voluntary reserve for retirement allowances	1,656	1,656	-	1,656	-
Voluntary reserve	219,845	219,845	-	219,845	-
Retained earnings brought forward	1,248,805	979,653	269,152	1,033,606	215,199
Treasury stock	(210,003)	(210,003)	-	(210,003)	-
Total stockholders’ equity	5,512,573	5,243,421	269,152	5,297,375	215,198
Net unrealized gains (losses) on other securities	150,401	59,312	91,089	281,109	(130,708)
Net deferred gains (losses) on hedges	153,288	158,055	(4,767)	105,391	47,897
Land revaluation excess	25,964	20,258	5,706	25,786	178
Total valuation and translation adjustments	329,654	237,626	92,028	412,288	(82,634)
Total net assets	5,842,228	5,481,048	361,180	5,709,663	132,565
Total liabilities and net assets	116,435,483	111,055,823	5,379,660	119,037,469	(2,601,986)

Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Condensed Income Statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2012 (A)	Six months ended Sep. 30, 2011 (B)	Change (A-B)	FY3/2012
Ordinary income	1,087,154	1,109,825	(22,671)	2,018,585
Interest income	618,192	627,009	(8,817)	1,239,535
Interest on loans and discounts	458,412	459,949	(1,537)	937,403
Interest and dividends on securities	128,238	135,318	(7,080)	226,631
Trust fees	1,000	678	322	1,736
Fees and commissions	214,810	219,876	(5,066)	453,877
Trading income	50,140	90,881	(40,741)	84,051
Other operating income	141,464	143,289	(1,825)	193,341
Other income	61,546	28,091	33,455	46,043
Ordinary expenses	812,626	712,250	100,376	1,323,243
Interest expenses	143,426	140,450	2,976	282,668
Interest on deposits	29,723	35,413	(5,690)	68,335
Fees and commissions payments	73,693	71,009	2,684	134,989
Trading losses	295	-	295	-
Other operating expenses	21,472	50,764	(29,292)	22,384
General and administrative expenses	370,194	370,950	(756)	752,436
Other expenses	203,543	79,074	124,469	130,763
Ordinary profit	274,528	397,574	(123,046)	695,342
Extraordinary gains	1	2,195	(2,194)	2,456
Extraordinary losses	2,333	1,666	667	5,806
Income before income taxes	272,195	398,103	(125,908)	691,992
Income taxes - current	68,771	15,209	53,562	44,703
Income taxes - deferred	(36,282)	92,311	(128,593)	169,315
Total income taxes	32,489	107,520	(75,031)	214,018
Net income	239,706	290,582	(50,876)	477,973

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

SMBC non-consolidated

Six months ended September 30, 2012	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,033,606	(210,003)	5,297,375
Changes in the period
Cash dividends						(24,330)		(24,330)
Net income						239,706		239,706
Reversal of land revaluation excess						(177)		(177)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	215,198	-	215,198
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,248,805	(210,003)	5,512,573

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	281,109	105,391	25,786	412,288	5,709,663
Changes in the period
Cash dividends					(24,330)
Net income					239,706
Reversal of land revaluation excess					(177)
Net changes in items other than stockholders’ equity in the period	(130,707)	47,896	177	(82,633)	(82,633)
Net changes in the period	(130,707)	47,896	177	(82,633)	132,564
Balance at the end of the period	150,401	153,288	25,964	329,654	5,842,228

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

SMBC non-consolidated

Six months ended September 30, 2011	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	714,490	-	5,188,262
Changes in the period
Cash dividends						(25,197)		(25,197)
Net income						290,582		290,582
Purchase of treasury stock							(210,003)	(210,003)
Reversal of land revaluation excess						(222)		(222)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	265,162	(210,003)	55,159
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	979,653	(210,003)	5,243,421

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	229,885	121,109	20,035	371,030	5,559,293
Changes in the period
Cash dividends					(25,197)
Net income					290,582
Purchase of treasury stock					(210,003)
Reversal of land revaluation excess					(222)
Net changes in items other than stockholders’ equity in the period	(170,573)	36,946	222	(133,404)	(133,404)
Net changes in the period	(170,573)	36,946	222	(133,404)	(78,245)
Balance at the end of the period	59,312	158,055	20,258	237,626	5,481,048

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

SMBC non-consolidated

Year ended March 31, 2012	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	714,490	-	5,188,262
Changes in the period
Cash dividends						(158,645)		(158,645)
Net income						477,973		477,973
Purchase of treasury stock							(210,003)	(210,003)
Reversal of land revaluation excess						(212)		(212)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	319,115	(210,003)	109,112
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,033,606	(210,003)	5,297,375

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	229,885	121,109	20,035	371,030	5,559,293
Changes in the period
Cash dividends					(158,645)
Net income					477,973
Purchase of treasury stock					(210,003)
Reversal of land revaluation excess					(212)
Net changes in items other than stockholders’ equity in the period	51,223	(15,717)	5,751	41,257	41,257
Net changes in the period	51,223	(15,717)	5,751	41,257	150,370
Balance at the end of the period	281,109	105,391	25,786	412,288	5,709,663

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

4. Market Value Information on Securities

  SMBC Non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity
			(Millions of yen)
	Type	Sep. 30, 2012
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	5,275,940	5,339,711	63,770
	Japanese local government bonds	89,669	91,379	1,710
	Japanese corporate bonds	215,901	218,770	2,868
	Subtotal	5,581,511	5,649,861	68,349
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	-	-	-
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	-	-	-
	Total	5,581,511	5,649,861	68,349

(2) Investments in subsidiaries and affiliates
		(Millions of yen)
		Sep. 30, 2012
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries		61,661	42,339	(19,321)
Stocks of affiliates		32,819	19,072	(13,747)
Total		94,480	61,411	(33,068)
Note: Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine.

		(Millions of yen)
		Balance sheet amount
Stocks of subsidiaries		2,041,977
Stocks of affiliates		143,004
Others		30,862
Total		2,215,844
	These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.
(3) Other securities
		(Millions of yen)
	Type	Sep. 30, 2012
		Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	874,563	522,514	352,048
	Bonds	18,516,340	18,406,931	109,409
	Japanese government bonds	16,190,911	16,130,133	60,777
	Japanese local government bonds	76,616	75,985	630
	Japanese corporate bonds	2,248,812	2,200,811	48,000
	Others	3,768,368	3,703,661	64,706
	Subtotal	23,159,272	22,633,107	526,164
Securities whose balance sheet amount is below the acquisition cost	Stocks	983,241	1,233,511	(250,269)
	Bonds	6,300,662	6,305,737	(5,075)
	Japanese government bonds	6,055,715	6,056,916	(1,201)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	244,946	248,820	(3,874)
	Others	1,533,212	1,580,093	(46,881)
	Subtotal	8,817,116	9,119,342	(302,225)
	Total	31,976,388	31,752,450	223,938
Notes	1. Netunrealized gains (losses) on Other securities shown above include losses of 133 million yen that are recognized in the statement of income by applying fair value hedge accounting.

	2. Securities whose fair value is extremely difficult to determine.

		(Millions of yen)
		Balance sheet amount
Stocks		204,504
Others		312,186
Total		516,691
	These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

Sumitomo Mitsui Financial Group

(4) Write-down of securities

Securities other than those classified as trading purpose (excluding securities whose fair value is extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 148,277 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

				(Millions of yen)
	September 30, 2012
	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
				of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	4,144	4,191	(47)	-	(47)

5. Statements of Trust Assets and Liabilities

SMBC non-consolidated				(Millions of yen)
	September 30, 2012 (A)	September 30, 2011 (B)	Change (A-B)	March 31, 2012 (C)	Change (A-C)
Loans and bills discounted	252,122	235,948	16,174	235,829	16,293
Securities	962,993	423,489	539,504	424,478	538,515
Beneficiary claims	9,991	-	9,991	9,991	-
Monetary claims	635,995	550,754	85,241	621,656	14,339
Tangible fixed assets	17	18	(1)	7	10
Intangible fixed assets	-	6	(6)	-	-
Other claims	1,195	1,990	(795)	1,529	(334)
Call loans	94,809	95,232	(423)	100,732	(5,923)
Due from banking account	513,582	283,126	230,456	443,723	69,859
Cash and due from banks	54,712	43,430	11,282	53,904	808
Others	-	-	-	0	(0)
Total assets	2,525,420	1,633,997	891,423	1,891,853	633,567
Designated money trusts	826,833	617,038	209,795	821,292	5,541
Specified money trusts	851,313	236,626	614,687	228,033	623,280
Money in trusts other than money trusts	220,000	220,006	(6)	220,605	(605)
Monetary claims trusts	624,266	555,078	69,188	617,858	6,408
Equipment trusts	30	49	(19)	24	6
Composite trusts	2,975	5,197	(2,222)	4,039	(1,064)
Total liabilities	2,525,420	1,633,997	891,423	1,891,853	633,567

Notes	1. Amounts less than 1 million yen are rounded down.
2. SMBC has no co-operative trusts under other trust bank’s administration.
3. SMBC does not handle any trusts with principal indemnification.

4. Balance of self-declaration of trust, which is not included in the table above, is 101,181 million yen on September 30, 2012, 85,721 million yen on March 31, 2012 and 57,547 million yen on September 30, 2011.